

November 12, 2013

Via E-mail
Jared M. Wolff
Executive Vice President
and General Counsel
PacWest Bancorp
10250 Constellation Blvd., Suite 1640
Los Angeles, CA 90067

> **Re:** **PacWest Bancorp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 28, 2013**
> **File No. 333-191130**

Dear Mr. Wolff:

We have reviewed your amended registration statement and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1. Please fill in all blanks throughout the registration statement prior to effectiveness, except for information which may be omitted in reliance upon an available rule.

The Merger, page 58

2. We note your revised disclosure and response to prior comment 7 in our letter dated October 9, 2013. Please tell us why you did not feel that inclusion of the revenue line item in the prospective financial data tables for CapitalSource and PacWest, appearing on pages 76 and 88 respectively, was appropriate or revise.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Unaudited Pro Forma Combined Condensed Consolidated Statement of Earnings Adjustments, page 140

3.   We note pro forma adjustment (x) changed materially in the S-4/A compared to the S-4 for both the periods presented. Please tell us and revise your next amendment to provide additional details concerning how you determined pro forma adjustment (x) and why there were material changes in this amendment compared to the original S-4.

You may contact Marc Thomas at (202) 551-3452 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

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